


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-024511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KOONCE SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6550 ROCK SPRING DRIVE, SUITE 600
(No. and Street)

BETHESDA, MD 20817
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY H. LEISENRING (301) 897-9700
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAR 25 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, FRANKLIN S. KOONCE, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of KOONCE SECURITIES, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

State of Maryland
County of Montgomery



Signature

President

Title



Notary Public

My Commission Expires: October 28, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOONCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Koonce Securities, Inc.
Bethesda, MD

We have audited the accompanying statement of financial condition of Koonce Securities, Inc., at December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Koonce Securities, Inc., at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 23, 2010

KOONCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 5,885,748
Cash Deposits with Clearing Organizations	527,134
Receivable from Brokers and Dealers	19,923
Receivable from Customers	605,409
Securities Owned, at Market Value	1,632,260
Receivable from Employees	12,639
Prepaid Expenses	30,590
Furniture and Equipment - Net	-
Leasehold Improvements -Net	6,127
Other Assets	16,276
Total Assets	$ 8,736,106

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to Brokers and Dealers	$ 53
Payable to Customers	19,249
Payable to Non-Customers	6,855
Securities Sold, But Not Yet Purchased	20,203
Accounts Payable, Accrued Expenses	142,498
Deferred Tax Liability	2,499,408
Total Liabilities	2,688,266
Stockholder's Equity	
Common Stock ($1 Par Value 2,000,000 Shares Authorized, 820,000 Shares Issued and Outstanding)	820,000
Retained Earnings	5,227,840
Total Stockholder's Equity	6,047,840
Total Liabilities and Stockholder's Equity	$ 8,736,106

See accompanying Notes to Financial Statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Koonce Securities, Inc. (the "Corporation") is a broker and dealer in securities located in Bethesda, Maryland. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

Cash

Substantially all of the amount shown as cash is invested in money market mutual funds as of December 31, 2009.

Securities Owned, Securities Sold Not Yet Purchased

Securities owned by the Corporation are valued at their fair value, determined from quoted market prices. Any unrealized gain or loss is reflected in income.

Realized gains and losses on sales of securities in inventory are calculated by using the average cost method.

Securities transactions (and any related gains or losses on sales) are recorded on a settlement date basis, which is generally the third business day following the date of trade. The effect on net income of using a settlement date basis versus a trade date basis for recording securities transactions is not material.

Property and Equipment

Furniture and equipment are stated at cost, net of $235,465 accumulated depreciation, and are depreciated using accelerated methods for both financial and tax reporting purposes.

Leasehold improvements are stated at cost, net of $51,785 accumulated amortization, and are amortized using the straight-line method over the remaining life of the lease for financial reporting purposes and over 39 years for tax reporting purposes.

(Continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (receivable) plus deferred taxes related primarily to differences between financial and income tax reporting for securities owned, vacation accruals and other items which create recognition timing differences. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2 - RECEIVABLE FROM BROKERS AND DEALERS

Receivable from brokers and dealers consists of the following:

Other	$ 19,923

NOTE 3 - RECEIVABLE FROM/PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due or payable on cash and margin transactions. Securities owned by customers are held as collateral for those receivables.

NOTE 4 - SECURITIES OWNED

Securities owned by the Corporation consisted primarily of corporate stocks at December 31, 2009. The largest single holding had a net market value of $596,900.

NOTE 5 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

(Continued)

NOTE 6 - PAYABLE TO BROKERS AND DEALERS

Payable to brokers and dealers consists of the following:

Due to clearing agency	$ 53

NOTE 7 - SHORT-TERM BANK LOANS

The Corporation has an agreement to borrow funds from Lakeside Bank to meet certain security transaction requirements. There were no outstanding balances under this agreement as of December 31, 2009.

NOTE 8 - SECURITIES SOLD, BUT NOT YET PURCHASED

Securities sold, but not yet purchased consist of trading securities at the quoted market value. These securities are financial instruments with off-balance-sheet risk. The Corporation is exposed to market risk in the event that future changes in market prices result in higher cost to purchase the securities in order to meet its obligation to consummate the securities sale. The securities will be purchased for cash. At December 31, 2009, this amount is composed primarily of corporate stocks.

NOTE 9 - INCOME TAXES

The net deferred tax liability in the accompanying balance sheet include the following components:

Deferred Tax Assets	$ 268,129
Deferred Tax Liabilities	(2,767,537)
Net Deferred Tax Liability	$ (2,499,408)

Substantially all of the deferred tax liability is attributable to the unrealized gain on securities held as investments. Substantially all of the deferred tax asset is attributable to net operating loss carryovers.

(Continued)

NOTE 10 - LEASES

The Corporation leases office space under a lease which expires July 15, 2010. The lease provides for minimum annual rents, plus increases in building operating expenses and ground rent over the base year. The minimum annual rent due under this lease through July 15, 2010 is approximately $82,400. Total rent expense for 2009 was $232,349.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Company is related to Montgomery Investment Management, Inc. (MIM) through common ownership and control. MIM periodically reimburses the Company for certain costs shared by the two companies, such as payroll, rent and various other expenses. For the year ended December 31, 2009, MIM reimbursed the Company a total of $1,276,169 for such expenses.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 5,533,918
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	3%

(Continued)

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss.

The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Corporation's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Corporation to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Corporation may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations.

The Corporation's customer financing and securities settlement activities require the Corporation to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Corporation may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Corporation controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Corporation establishes credit limits for such activities and monitors compliance on a daily basis.

(Continued)

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities whose counterparties primarily include other broker-dealers. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

To the Board of Directors of
Koonce Securities, Inc.
Bethesda, MD

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of Koonce Securities, Inc. for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of Koonce Securities, Inc. taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Koonce Securities, Inc.
Bethesda, MD

Gentlemen:

In planning and performing our audit of the financial statements of Koonce Securities, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Koonce Securities, Inc. and Subsidiary that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathof & Company, P.C.

February 23, 2010